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                            June 13, 2024

       Katherine O'Halloran
       Interim Chief Financial Officer
       GoHealth, Inc.
       222 W Merchandise Mart Plaza, Suite 1750
       Chicago, IL 60654

                                                        Re: GoHealth, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2023
                                                            Form 8-K furnished
May 9, 2024
                                                            File No. 001-39390

       Dear Katherine O'Halloran:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 46

   1. You present a measure of Adjusted EBITDA margin both here and in your Form 8-K earning releases
without presenting the most directly comparable GAAP measure of net income (loss) margin
with equal or greater prominence. Please revise. Refer to Item
                                                        10(e)(1)(i)(A) of
Regulation S-K and Question 102.10 of the Non-GAAP Financial
                                                        Measures Compliance and
Disclosure Interpretations (Non-GAAP C&DIs).
       Key Business Performance and Operating Metrics, page 49

   2. We note that your measure of Sales per Submission includes adjustments for lookback adjustments, which
appears to create a measure based on non-GAAP revenue. Please explain how you
calculate the adjustments, including the difference between the two lookback adjustments
for 2021, and tell us the amount of such adjustments used in your calculations for each
period presented. In your response provide us with a hypothetical
 Katherine O'Halloran
GoHealth, Inc.
June 13, 2024
Page 2
         example of a transaction to demonstrate the impact of the revenue and subsequent lookback adjustment on the Sales per Submission. Explain the basis for the lookback adjustments used in determining Sales per Submission and specifically address how you considered whether such adjustments substitute individually tailored measurement methods for those of GAAP revenue. Refer to Question 100.04 of the Non-GAAP C&DIs.
3.       Please address the following as it relates to your measure of Cost per
Submission:
             Clarify whether this measure is intended to represent cost of revenues on a per submission basis or something else. In this regard, we note you present a measure of adjusted gross margin per submission.
             Describe the technology and general and administrative costs included in the indirect operating expense adjustment. To the extent these include normal cash operating expenses, tell us how you considered the guidance in Question
100.01 of the Non-
             GAAP C&DIs.
             Explain how you determine the costs related to lookback adjustments considering the lookback adjustments appear to be subsequent revenue adjustments based on changes in estimates.
             Explain the basis for the adjustments for the the costs related to lookback adjustments and Non-Encompass BPO Services and specifically address how you considered whether such adjustments substitute individually tailored measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP C&DIs.
4. Your measures Gross Margin per Submission and Adjusted Gross Margin per Submission
         imply that these measures represent revenue less the related cost of revenue. Please explain how Medicare revenues less total operating expenses on a per submission basis represents a gross margin per submission. In addition, explain what the Adjusted Gross
         Margin per Submission is intended to represent.
Form 8-K furnished May 9, 2024

Exhibit 99.1 Press release, dated March 14, 2024
Use of Non-GAAP Financial Measures and Key Performance Indicators, page 3

5. Please address the following as it relates to your measure of Cash Adjusted EBITDA:
           Tell us what this measure is intended to convey and specifically address the adjustments for change in commissions receivable and commissions payable.
           Describe the reasons why you believe presenting this non-GAAP financial measure provides useful information to investors.
           Clarify whether this is a liquidity or performance measure and explain how you made such determination.
FirstName
           LastNameKatherine       O'Halloran from the most directly comparable
GAAP measure
           Provide us with a reconciliation
Comapany ofNameGoHealth,
              operating cashInc.
                              flows if this is intended to be a liquidity
measure or net income
           (loss) if
June 13, 2024 Page 2 a performance measure.
FirstName LastName
 Katherine O'Halloran
FirstName  LastNameKatherine O'Halloran
GoHealth, Inc.
Comapany
June       NameGoHealth, Inc.
     13, 2024
June 13,
Page 3 2024 Page 3
FirstName LastName
6.       We note you present net revenue and Adjusted EBITDA excluding
Non-Encompass BPO
         Services here as well as net revenue and Adjusted EBITDA excluding lookback adjustments in the March 14, 2024 Form 8-K/A. As the discontinuation of Non-
         Encompass BPO services does not appear to have qualified to be presented as discontinued operations pursuant to ASC 205-20, please tell us how you considered whether excluding revenue and costs related to such operations represents a tailored accounting measure. In addition, tell us why you believe non-GAAP measures that exclude the impact of lookback adjustments do not substitute individually tailored revenue/cost recognition and measurement methods for those of GAAP. Refer to Question
         100.04 of the Non-GAAP C&DIs.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joyce Sweeney at 202-551-3449 or Kathleen Collins at 202-551-3499 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Brad Burd